Megola, Inc.
                           446 Lyndock St., Suite 102
                               Corunna, ON, Canada



June 2, 2006

Mr. Albert Pappas
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0408

     Re: Megola, Inc.
         Registration Statement on Form SB-2
         Withdrawl
         File No. 333-129855

Dear Mr. Pappas:

Please withdraw the above registration statement.

The reason for the withdrawal is due to the selling shareholder's decision not to request a registration of its shares. No shares were sold under this registration statement.

Sincerely,


/s/ Joel Gardner, CEO

Joel Gardner, CEO